Exhibit 99.2

Brookfield Infrastructure Partners L.P.

Unaudited Pro Forma Consolidated Financial Statements of Brookfield Infrastructure Partners L.P.

Pro forma consolidated statement of financial position as at June 30, 2015	F-3
Pro forma consolidated statement of operating results for the six months ended June 30, 2015	F-4
Pro forma consolidated statement of operating results for the year ended December 31, 2014	F-5

Brookfield Infrastructure Partners L.P.

Unaudited Pro Forma Consolidated Financial Statements of Brookfield Infrastructure Partners L.P.

The unaudited pro forma consolidated financial statements of Brookfield Infrastructure Partners L.P. (the “partnership” and, collectively with its subsidiary and operating entities “Brookfield Infrastructure”) as of June 30, 2015, for the six months ended June 30, 2015 and for the year ended December 31, 2014 present the partnership’s consolidated financial position and operating results, adjusted to give effect to:

•	the acquisition of Asciano Limited as described in Note 2 to the unaudited pro forma consolidated financial statements; and

•	other pro forma adjustments as described in Notes 5, 6 and 7 to the unaudited pro forma consolidated financial statements,

in each case, as if these transactions occurred on June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results. Historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the full year.

The unaudited pro forma consolidated financial statements of the partnership have been prepared in accordance with section 8.4(6) of National Instrument 51-102 – Continuous Disclosure Obligations, which permits pro forma financial statements based on earlier financial statements when certain conditions have been met.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of the partnership. The unaudited pro forma consolidated financial statements are for information purposes only and are not necessarily indicative of either the financial position or the operating results that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor are such unaudited pro forma consolidated financial statements necessarily indicative of the financial position or the operating results for any future date or period, because such unaudited pro forma consolidated financial statements are based on estimates of financial effects that may prove to be inaccurate.

The unaudited pro forma consolidated financial statements should be read together with the partnership’s historical financial statements and related notes and the audited financial statements of Asciano Limited and the related notes, which have been separately filed.

All financial data in these unaudited pro forma consolidated financial statements is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), unless otherwise indicated.

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2015

(In millions of US dollars, except per unit amounts, unaudited)

	As of June 30, 2015
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (a))	Pro forma adjustments (Note 5)		Pro forma Consolidated
Assets
Cash and cash equivalents	$652	$98	$(613)	a), c)	$137
Financial assets	427	88	(240)	a), c)	275
Accounts receivable and other assets	350	361	—		711
Inventory	18	32	—		50
Assets classified as held for sale	568	40	—		608

Current assets	2,015	619	(853)		1,781

Property, plant and equipment	7,882	3,442	869	b)	12,193
Intangible assets	3,401	130	4,671	b)	8,202
Investments in associates	2,716	23	—		2,739
Investment properties	163	—	—		163
Goodwill	82	2,026	(624)	b)	1,484
Financial assets (non-current)	521	473	—		994
Other assets	78	76	—		154
Deferred income tax asset	94	54	—		148

Total assets	$16,952	$6,843	$4,063		$27,858

Liabilities and Partnership Capital Liabilities
Accounts payable and other	$534	$505	$83	b), d)	$1,122
Non-recourse borrowings	320	400	12	b)	732
Financial liabilities	200	31	—		231
Liabilities directly associated with assets classified as held for sale	195	11	—		206
Current tax liabilities	—	24	—		24

Current liabilities	1,249	971	95		2,315

Corporate borrowings	683	—	479	a), c)	1,162
Non-recourse borrowings (non-current)	5,695	2,642	1,425	b), d)	9,762
Financial liabilities (non-current)	457	41	—		498
Other liabilities	543	130	—		673
Deferred income tax liability	1,394	—	1,402	b)	2,796
Preferred shares	20	—	—		20

Total liabilities	10,041	3,784	3,401		17,226

Partnership capital:
Limited partners	3,864	—	1,176	a), d), e), f)	5,040
General partner	22	—	—		22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1,519	—	349	a), d), e), f)	1,868
Interest of others in operating subsidiaries	1,410	—	2,196	b)	3,606
Preferred unitholders	96	—	—		96
Contributed equity	—	6,632	(6,632)	g)	—
Reserves	—	(3,346)	3,346	g)	—
Accumulated losses	—	(241)	241	g)	—
Non-controlling interests	—	14	(14)	g)	—

Total partnership capital	6,911	3,059	662		10,632

Total liabilities and partnership capital	$16,952	$6,843	$4,063		$27,858

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS

For the six months ended June 30, 2015

(In millions of US dollars, except per unit amounts, unaudited)

	For the six months ended June 30, 2015
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (b))	Pro forma adjustments (Note 6)		Pro forma Consolidated
Revenues	$932	$1,456	$—		$2,388
Direct operating costs	(400)	(1,076)	—		(1,476)
General and administrative expenses	(69)	—	(17)	e)	(86)
Depreciation and amortization expense	(196)	(146)	(117)	a), b)	(459)

	267	234	(134)		367

Interest expense	(183)	(77)	(51)	c), d)	(311)
Share of earnings from investments in associates	37	6	—		43
Mark-to-market on hedging items	58	—	—		58
Other income	9	24	—		33

Income before income tax	188	187	(185)		190

Income tax (expense) recovery
Current	(13)	(53)	50	g)	(16)
Deferred	(1)	—	—		(1)

Net income	$174	$134	$(135)		$173

Attributable to:
Owners of Asciano Limited	$—	$133	$(133)	f)	$—
Non-controlling interests of Asciano Limited	—	1	(1)	f)	—
Limited partners	85	—	(6)	f)	79
General partner	32	—	—	f)	32
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	33	—	(3)	f)	30
Interest of others in operating subsidiaries	23	—	8	f)	31
Preferred unit holders	1	—	—		1

Basic and diluted earnings per limited partnership unit	$0.55	$—	$0.38	h)	$0.93

Brookfield Infrastructure Partners L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS

For the year ended December 31, 2014

(In millions of US dollars, except per unit amounts, unaudited)

	For the year ended December 31, 2014
US$ MILLIONS, UNAUDITED	Partnership	Asciano (Note 4 (c))	Pro forma adjustments (Note 6)		Pro forma Consolidated
Revenues	$1,924	$3,505	$—		$5,429
Direct operating costs	(846)	(2,661)	—		(3,507)
General and administrative expenses	(115)	—	(35)	e)	(150)
Depreciation and amortization expense	(380)	(370)	(240)	a), b)	(990)

	583	474	(275)		782

Interest expense	(362)	(204)	(115)	c), d)	(681)
Share of earnings from investments in associates	58	13	—		71
Mark-to-market on hedging items	38	—	—		38
Other (expense) income	(1)	45	—		44

Income before income tax	316	328	(390)		254

Income tax (expense) recovery
Current	(30)	(95)	107	g)	(18)
Deferred	(49)	—	—		(49)

Net income from continuing operations	237	233	(283)		187

Loss from discontinued operations, net of income tax	(8)	—	—		(8)

Net income	$229	$233	$(283)		$179

Attributable to:
Owners of Asciano Limited	$—	$232	$(232)	f)	$—
Non-controlling interests of Asciano Limited	—	1	(1)	f)	—
Limited partners	101	—	(33)	f)	68
General partner	44	—	—	f)	44
Redeemable Partnership Units held by Brookfield	39	—	(12)	f)	27
Interest of others in operating subsidiaries	45	—	(5)	f)	40

Basic and diluted earnings per limited partnership unit	$0.67	$—	$0.32	h)	$0.99

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

1.	REPORTING ENTITY

Brookfield Infrastructure Partners L.P. (the “partnership” and, collectively with its subsidiary and operating entities, “Brookfield Infrastructure”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The unaudited pro forma consolidated financial statements are those of the partnership and its subsidiaries.

The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s sole material asset is its approximate 70.5% equity interest in Brookfield Infrastructure L.P. (“BILP”), a Bermuda exempted limited partnership with its head office in Hamilton, Bermuda. The remaining interest in BILP is held by Brookfield. The partnership holds its 70.5% interest as Managing General Partner Units, while Brookfield holds approximately 29.0% of BILP’s equity as Redeemable Partnership Units and 0.5% as Special Limited Partner Units. The partnership also holds all of the preferred units in BILP. BILP owns indirect interests in entities which operate various infrastructure assets. The partnership, as managing general partner of BILP, has sole authority for the management of BILP.

2.	DESCRIPTION OF THE ACQUISITION

On August 17, 2015, the partnership entered into an implementation deed with Asciano Limited (“Asciano”), pursuant to which Brookfield Infrastructure, together with a Brookfield sponsored infrastructure fund and two institutional partners that are not related to Brookfield (collectively, the “Brookfield Consortium”), agreed to acquire the entire issued capital of Asciano (the “Acquisition”), a company with an enterprise value of approximately A$12 billion, by way of a scheme of arrangement (the “Scheme”).

If the Scheme is implemented, it is expected that the partnership will own, indirectly, a 55.7% economic interest in Asciano.

On November 5, 2015, an Australian subsidiary of the partnership (the “Acquirer”) acquired a 14.9% direct interest in Asciano and entered into swap arrangements to acquire an indirect equity interest in a further 4.3% of the issued shares of Asciano. Total consideration paid for the 14.9% direct interest and the 4.3% indirect interest was approximately $1.2 billion, which was funded with cash and contributions by non-controlling interests.

These unaudited pro forma consolidated financial statements are prepared under the assumption that the Scheme will be implemented, Note 5 and 6 summarize the pro forma adjustments as a result of the Scheme being implemented.

On November 9, 2015, the partnership and Asciano agreed to amend the implementation deed to contemplate a take-over bid (the “Bid”) whereby a subsidiary of the partnership would make an offer to acquire all the ordinary shares of Asciano which are not already owned by the Acquirer, in exchange for consideration equivalent to the Standard Consideration (as defined below) under the Scheme. The Bid will be subject to a condition that tenders to the Bid result in the Brookfield Consortium owning a minimum of 50.1% of Asciano’s shares. In the event that the Bid proceeds, the Brookfield Consortium could own between 50.1% of Asciano (of which the partnership’s interest would be 27.9%) and 100% of Asciano (of which the partnership’s interest would be 55.7%).

There is no outcome in the range of possible ownership values under the Bid that is considered more likely than any other outcome by the partnership.

While these unaudited pro forma consolidated financial statements are prepared under the assumption that the Scheme will be implemented, Note 7 summarizes the impact of the accounting for the acquisition of Asciano shares under the Bid on the unaudited pro forma consolidated financial statements along with all related funding requirements. If the Brookfield Consortium acquires 100% of Asciano’s shares under the Bid, the pro forma results under the Bid and the Scheme would be the same.

Following the implementation of the Scheme or the completion of the Bid, it is intended that the partnership will enter into a voting agreement with an affiliate of Brookfield, providing the partnership with the right to elect the majority of the board of directors of Asciano, thereby providing the partnership with control. The partnership will consolidate Asciano from the date of acquisition of control.

The accompanying unaudited pro forma consolidated financial statements of the partnership have been prepared by management of the partnership to give effect to the Acquisition.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Under the terms of the Scheme, Asciano shareholders will receive, subject to a mix-and-match mechanism, for each Asciano share held:

•	A$6.9439 in cash (reduced by the cash value of any special dividend paid by Asciano); and

•	0.0387 partnership CHESS Depository Interests (“CDIs”) (the “Standard Consideration”).

In aggregate, if acceptances are received for all the Asciano shares on issue, other than those shares held by the Acquirer, the above apportionment between cash and CDIs represents total cash consideration of $5,144 million, and total consideration comprising the fair value of limited partnership units issued in connection with the Acquisition in the amount of $1,275 million, regardless of each individual Asciano shareholder’s election under the mix-and match alternative.1 Refer to Note 7 for a summary of the impact of the Bid on the unaudited pro forma consolidated financial statements and funding requirements of the partnership.

Each partnership CDI will represent a beneficial interest in one limited partnership unit of the partnership and will have rights that are economically equivalent to the rights attaching to limited partnership interests. Partnership CDIs will be quoted and traded on the ASX in Australian dollars. Under the mix-and-match alternative to be offered to Asciano shareholders under the Scheme, each Asciano shareholder will be able to choose to maximize either their cash or their CDI consideration, subject to aggregate caps on each of the two components. Where the cap is reached for either component, Asciano shareholders who have elected to receive the maximum quantity of that component will be scaled-back on a pro-rata basis. As such, independent of the elections of Asciano shareholders, if acceptances are received for all the shares on issue other than those shares held by the Brookfield Consortium, the partnership will issue approximately 30.6 million limited partnership units underlying partnership CDIs under the Scheme. A corresponding number of managing general partner units in BILP (to the number of limited partnership units underlying partnership CDIs issued under the Scheme) will be issued to the partnership.

The $5,144 million cash component of the Acquisition consideration will be funded through the following:

Brookfield Consortium

The members of the Brookfield Consortium other than Brookfield Infrastructure will acquire a 44.3% non-controlling interest in Asciano, for aggregate cash consideration of $2,195 million.

Acquisition facility

The Acquirer has secured an acquisition facility (“Acquisition Facility”) of A$1.9 billion ($1,367 million) to support the acquisition of Asciano. The Acquisition Facility will be used entirely to fund part of the cash consideration under the Scheme. After implementation of the Scheme, the Acquisition Facility will be recourse only to the Acquirer’s investment in Asciano.

Cash on hand at Asciano

Cash consideration under the Scheme of $98 million will be funded by cash on hand at Asciano as of the date of the Acquisition.

[1]	Based on the limited partnership unit price of $41.64 per unit as at NYSE close on November 27, 2015 and the AUD/USD exchange rate of 0.7193 as quoted by Bloomberg at close on November 27, 2015.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Partnership funding

$1,484 million of the cash consideration under the Scheme will be funded by the partnership through the following:

Brookfield private placement

The partnership has entered into an agreement whereby Brookfield will subscribe for up to approximately 5.8 million redeemable partnership units in BILP for aggregate proceeds of up to approximately $250 million at a price of $43.20 per redeemable partnership unit. All of the proceeds of the private placement will be used to fund part of the cash portion of the partnership’s contribution under the Scheme or the Bid. Completion of the private placement is contingent upon the Scheme or the Bid becoming unconditional.

Credit facilities

Brookfield Infrastructure has $1.425 billion of senior unsecured revolving credit facilities pursuant to a series of bilateral facilities (collectively, the “Corporate Revolving Facilities”). All amounts outstanding under the Corporate Revolving Facilities are repayable on June 30, 2020. All obligations of Brookfield Infrastructure under the Corporate Revolving Facilities are guaranteed by the partnership. Loans under the Corporate Revolving Facilities accrue interest at a floating rate based on LIBOR plus 1.20%. As at September 30, 2015, there were no draws on the Corporate Revolving Facilities and $103 million of letters of credit were issued. For the purposes of the pro forma consolidated financial statements, it has been assumed that the Corporate Revolving Facilities will be drawn by $479 million to partially fund the cash required for the Acquisition.

The partnership and its subsidiaries have also secured a syndicated credit facility of $1 billion (the “Syndicated Facility”). The Syndicated Facility is with a syndicate of banks, all of whom are also lenders under the partnership’s Corporate Revolving Facilities. This Syndicated Facility ranks pari passu with the Corporate Revolving Facilities. For the purposes of the pro forma consolidated financial statements, it has been assumed that no draws will be made on the Syndicated Facility to fund the cash required for the Acquisition. The Syndicated Facility bears interest at a rate of LIBOR plus 120 bps and matures one year after the initial draw down.

Cash consideration

The remaining cash consideration under the Scheme to be paid by the partnership of $755 million will be funded by cash on hand ($515 million) and financial assets ($240 million) as of the date of the Acquisition.

3.	BASIS OF PRESENTATION

The historical consolidated financial statements of the partnership and consolidated financial statements of Asciano have been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition and the funding to be raised for the purposes of the Acquisition, (2) factually supportable, and (3) with respect to the statement of operating results, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated financial statements reflect the adjustments and assumptions outlined in the notes below.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of operating results of the partnership have been derived and constructed, respectively, from the following:

Pro forma consolidated statement of financial position as at June 30, 2015

•	The unaudited condensed and consolidated statement of financial position of the partnership as at June 30, 2015; combined with

•	The audited consolidated statement of financial position of Asciano as at June 30, 2015.

Pro forma consolidated statement of operating results for the six-month period ended June 30, 2015

•	The unaudited interim condensed and consolidated statement of operating results of the partnership for the six-month period ended June 30, 2015; combined with

•	The audited consolidated statement of profit or loss of Asciano for the year ended June 30, 2015; less

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2014.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Pro forma consolidated statement of operating results for the year ended December 31, 2014

•	The audited consolidated statement of operating results of the partnership for the year ended December 31, 2014; combined with

•	The audited consolidated statement of profit or loss of Asciano for the year ended June 30, 2014; combined with

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2014; less

•	The unaudited consolidated statement of profit or loss of Asciano for the half year ended December 31, 2013.

The unaudited pro forma consolidated financial statements are not intended to reflect the operating results or the financial position of the partnership which would have actually resulted had the Acquisition been completed on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results and June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position. Further, the unaudited pro forma consolidated statement of operating results and consolidated statement of financial position are not necessarily indicative of the results of operations or the financial position, respectively, that may be obtained by the partnership in the future. Additionally, the unaudited pro forma consolidated statements of operating results and consolidated statement of financial position do not reflect the impact of potential cost savings and other synergies or incremental costs of the Acquisition. If the Acquisition is completed, the actual adjustments to the consolidated financial statements of the partnership will depend on a number of factors and, therefore, the actual adjustments will differ from the pro forma adjustments.

For purposes of preparing the unaudited pro forma consolidated financial statements, adjustments have also been made to the historical audited consolidated statement of financial position of Asciano as at June 30, 2015 and the constructed consolidated statements of profit or loss for the year ended December 31, 2014 and for the six months ended June 30, 2015 of Asciano, in order to conform the accounting policies and the presentation used in those statements to those of the partnership. Details on these adjustments are described in Note 4, Reconciliation of Asciano Historical Consolidated Financial Statements to the Partnership’s Financial Statements’ Presentation.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of the partnership as at and for the year ended December 31, 2014, whereby the partnership prepares its financial statements in accordance with IFRS.

The purchase price accounting for the Acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition and to reflect the effect of financing the Acquisition are subject to change. Accordingly, these fair value measurements are subject to change, which may be material.

4.	RECONCILIATION OF ASCIANO HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS TO THE PARTNERSHIP’S FINANCIAL STATEMENTS’ PRESENTATION

The financial statements of Asciano used to prepare these unaudited pro forma consolidated financial statements were prepared for the purpose of these unaudited pro forma consolidated financial statements. The financial statements of Asciano used to prepare these unaudited pro forma consolidated financial statements have been adjusted to conform to the presentation accounting policies and presentation currency adopted by the partnership and do not conform with the historical audited financial statements of Asciano. The adjustments made to the historical audited consolidated financial statements of Asciano are described below:

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

a)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2015 TO THE PARTNERSHIP’S FINANCIAL STATEMENT PRESENTATION

MILLIONS, UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments(i)	AUD Asciano Adjusted	USD Asciano Adjusted(ii)
Cash and cash equivalents	$127	$—	$127	$98
Financial assets	114	—	114	88
Accounts receivable and other	—	468	468	361
Trade and other receivables	444	(444)	—	—
Prepayments	24	(24)	—	—
Inventory	42	—	42	32
Assets classified as held for sale	52	—	52	40

Current assets	803	—	803	619

Property, plant and equipment	4,465	—	4,465	3,442
Intangible assets	2,796	(2,628)	168	130
Investments in associates	30	—	30	23
Goodwill	—	2,628	2,628	2,026
Loans to joint ventures	56	(56)	—	—
Trade and other receivables	1	(1)	—	—
Prepayments and other assets	2	(2)	—	—
Inventory	39	(39)	—	—
Financial assets	614	—	614	473
Other assets	—	98	98	76
Deferred income tax asset	71	—	71	54

Total assets	$8,877	$—	$8,877	$6,843

Trade payables	$151	$(151)	$—	$—
Other payables and accrued expenses	259	(259)	—	—
Accounts payable and other	—	655	655	505
Provisions	53	(53)	—	—
Employee benefits	192	(192)	—	—
Non-recourse borrowings	519	—	519	400
Financial liabilities	40	—	40	31
Current tax liability	31	—	31	24
Liabilities directly associated with assets classified as held for sale	14	—	14	11

Current liabilities	1,259	—	1,259	971

Other payables and accrued expenses	15	(15)	—	—
Provisions	62	(62)	—	—
Employee benefits	92	(92)	—	—
Accounts payable and other	—	169	169	130
Non-recourse borrowings	3,427	—	3,427	2,642
Financial liabilities	53	—	53	41

Total liabilities	4,908	—	4,908	3,784

Contributed equity	8,605	—	8,605	6,632
Reserves	(4,342)	—	(4,342)	(3,346)
Accumulated losses	(313)	—	(313)	(241)

Equity attributable to owners of Asciano Limited	3,950	—	3,950	3,045

Non-controlling interests	19	—	19	14

Total partnership capital	3,969	—	3,969	3,059

Total liabilities and partnership capital	$8,877	$—	$8,877	$6,843

(i)

Presentation conforming adjustment to combine certain asset and liability balances separately presented on the face of the audited consolidated statement of financial position of Asciano as at June 30, 2015 that are presented as a single line-item on the audited consolidated statement of financial position of the partnership as at June 30, 2015.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.7708 per Bloomberg spot rate on June 30, 2015.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

b)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2015 TO THE PARTNERSHIP’S FINANCIAL STATEMENT PRESENTATION

MILLIONS (EXCEPT PER SHARE INFORMATION), UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments (i)	AUD Asciano Adjusted	USD Asciano Adjusted (ii)
Revenue from services rendered	$1,862	$—	$1,862	$1,456
Other income	30	(30)	—	—
Share of net profit of joint ventures	8	(8)	—	—
Operating expenses excluding depreciation & amortization	—	(1,376)	(1,376)	(1,076)
Employee benefits	(641)	641	—	—
Rail access	(225)	225	—	—
Fuel, oil and power	(138)	138	—	—
Repairs and maintenance	(129)	129	—	—
Lease and hire	(127)	127	—	—
Insurance	(21)	21	—	—
Other	(95)	95	—	—
Depreciation and amortization expense	—	(187)	(187)	(146)

	524	(225)	299	234
Depreciation	(163)	163	—	—
Amortization	(24)	24	—	—

	337	(38)	299	234
Interest income	2	(2)	—	—
Interest expense	(83)	(15)	(98)	(77)
Other financing expenses	(26)	26	—	—
Credit value adjustment and fair value movement	9	(9)	—	—
Share of earnings from investments in associates	—	8	8	6
Other income	—	30	30	24

Income before income tax	239	—	239	187
Tax expense	(68)	68	—	—
Income tax expense
Current	—	(68)	(68)	(53)

Net income	$171	$—	$171	$134

Earnings per Parent share
Basic—cents	$0.18	$—	$0.18	$0.16
Diluted—cents	0.18	—	0.18	0.16

(i)

Presentation conforming adjustments to combine certain expense categories separately presented on the face of the unaudited consolidated statement of profit or loss of Asciano for the constructed six months ended June 30, 2015 that are presented as a single line-item on the unaudited consolidated statement of operating results of the partnership for the six-month period ended June 30, 2015.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.7823 per Bloomberg average over the relevant period.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

c)	RECONCILIATION OF ASCIANO’S HISTORICAL CONSOLIDATED STATEMENT OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014 TO THE PARTNERSHIP’S BASIS OF ACCOUNTING

MILLIONS (EXCEPT PER SHARE INFORMATION), UNAUDITED	AUD Asciano	AUD Presentation Conforming Adjustments(i)	AUD Asciano Adjusted	USD Asciano Adjusted(ii)
Revenue from services rendered	$3,885	$—	$3,885	$3,505
Other income	50	(50)	—	—
Share of net profit of joint ventures	14	(14)	—	—
Operating expenses excluding depreciation & amortization	—	(2,949)	(2,949)	(2,661)
Employee benefits	(1,317)	1,317	—	—
Rail access	(431)	431	—	—
Fuel, oil and power	(393)	393	—	—
Repairs and maintenance	(305)	305	—	—
Lease and hire	(204)	204	—	—
Insurance	(52)	52	—	—
Other	(247)	247	—	—
Depreciation and amortization expense	—	(410)	(410)	(370)

	1,000	(474)	526	474
Depreciation	(364)	364	—	—
Amortization	(46)	46	—	—

	590	(64)	526	474
Interest income	3	(3)	—	—
Interest expense	(211)	(15)	(226)	(204)
Other financing (expenses) income	11	(11)	—	—
Credit value adjustment and fair value movement	(29)	29	—	—
Share of earnings from investments in associates	—	14	14	13
Other income	—	50	50	45

Income before income tax	364	—	364	328
Tax expense	(105)	105	—	—
Income tax expense
Current	—	(105)	(105)	(95)

Net income	$259	$—	$259	$233

Earnings per Parent share
Basic—cents	$0.26	$—	$0.26	$0.24
Diluted—cents	0.26	—	0.26	0.24

(i)

Presentation conforming adjustment to combine certain expense categories separately presented on the face of the unaudited consolidated statement of profit or loss of Asciano for the year ended December 31, 2014 that are presented as a single line-item on the audited consolidated statement of operating results of the partnership for the year ended December 31, 2014.

(ii)	Translated into US dollars at a rate of AUD $1.00 = USD $0.9023 per Bloomberg average over the relevant period.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

5.	PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE PARTNERSHIP

The unaudited pro forma consolidated statement of financial position of the partnership as at June 30, 2015 was created through the combination of the partnership’s and Asciano’s consolidated statements of financial position (inclusive of the adjustments denoted in Note 4), each as at June 30, 2015, along with the following adjustments prepared as if the Acquisition had been completed on June 30, 2015:

a)	The partnership intends to fund the Acquisition consideration via the following sources:

US$ MILLIONS
Issuance of limited partnership units (i)	$1,275
Issuance of redeemable partnership units to Brookfield (i)	250
Draw down on Corporate Revolving Facilities (ii)	479
Cash on hand and sale of financial assets (iii)	853

Total funding required	$2,857

(i)

For the purposes of this pro forma adjustment, it has been assumed that $1,275 million or 30.6 million limited partnership units underlying partnership CDIs were issued under the Scheme and $250 million or 5.8 million redeemable partnership units were issued to Brookfield.

(ii)

The partnership and its subsidiaries have access to $1.425 billion in Corporate Revolving Facilities. Loans under the Corporate Revolving Facilities will accrue interest at a floating rate based on LIBOR plus 120 bps. All amounts outstanding under the Corporate Revolving Facilities are repayable on June 30, 2020. The Corporate Revolving Facilities will be available to fund a portion of the partnership’s share of the cash purchase price of the Acquisition. These unaudited pro forma financial statements have been prepared on the basis that $479 million has been drawn on June 30, 2015 to partially fund the cash purchase price of the Acquisition.

(iii)

Cash consideration under the Scheme of $853 million will be funded by cash on hand ($613 million comprised of $515 million on hand at the partnership and $98 million on hand at Asciano) and the sale of financial assets ($240 million) as of the date of the Acquisition.

b)

The Acquisition will be accounted for using the acquisition method as specified in IFRS 3, Business Combinations, whereby the fair values of the consideration paid and the net assets acquired are estimated as follows:

Consideration transferred

US$ MILLIONS
Cash	$1,563
Share based payments(1)	19
Equity instruments(2)	1,275

Total consideration(3)	$2,857

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

Fair value of assets and liabilities acquired as at June 30, 2015 (preliminary)(3):

US$ MILLIONS
Cash and cash equivalents	$98
Financial assets	561
Accounts receivable and other(4)	586
Property, plant and equipment(5)	4,311
Intangible assets(5)	4,801
Goodwill	1,402
Accounts payable and other(6)	(825)
Non-recourse borrowings(7)	(4,479)
Deferred income tax liability	(1,402)

Net assets acquired before non-controlling interest	5,053
Non-controlling interest(8)	(2,196)

Net assets acquired	$2,857

(1)	For the purposes of the unaudited pro forma consolidated statement of financial position, all outstanding share options are assumed to vest as part of the Acquisition.
(2)

As part of the consideration for the Acquisition, the partnership will issue approximately 30.6 million limited partnership units under the Scheme. Fair value of the limited partnership units issued is based on the partnership’s NYSE unit trading price on November 27, 2015 of $41.64 per Bloomberg pricing services.

(3)

The actual calculation and allocation of the purchase price of the Acquisition will be based on the assets acquired and liabilities assumed at the date of the Acquisition and other information available at that date to support the allocation of the purchase price to the respective acquired assets and liabilities. Accordingly, the allocation shown is preliminary and actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variations may be material.

(4)	Includes inventory, assets classified as held for sale, investments in associates, deferred income tax assets and other assets.
(5)	See note 5 (b)(i) for further details.
(6)	Includes financial liabilities, liabilities associated with assets classified as held for sale and other liabilities.
(7)

On closing of the Acquisition, the Acquisition Facility of A$1.9 billion ($1,367 million) is to be used entirely to fund part of the cash consideration. Non-recourse borrowings includes the Acquisition Facility debt drawn concurrently on the acquisition date. The unaudited pro forma consolidated statement of financial position reflects an increase of accounts payable and a reduction of non-recourse borrowings of $33 million to reflect the associated expense of raising the Acquisition Facility.

(8)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

(i)

The purchase price accounting for the Acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition are subject to change. The partnership has used an estimate of fair value allocation for property, plant and equipment, other assets and liabilities and intangibles based on information available to management and have determined that identifiable intangible assets are associated with customer relationships which have an estimated average useful life of 20 years. Upon finalization of the purchase price allocation, intangible assets may include goodwill, as well as separately identifiable intangible assets (and associated deferred tax consequences) such as customer contracts and relationships. Furthermore, the values allocated between tangible and intangible assets may change upon finalization of the purchase price allocation.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

(ii)

A deferred tax liability of $1,402 million will be recorded. The deferred income tax liability will arise in connection with the Acquisition, because tax bases of the net assets acquired by the partnership are lower than their fair values. The inclusion of this liability in the net book value of Asciano gives rise to goodwill of $1,402 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. Goodwill is not amortized and is not deductible for tax purposes.

(iii)

The non-recourse borrowings held by Asciano as at June 30, 2015 have been adjusted to be measured at fair value. This has resulted in an increase to current and non-current non-recourse borrowings of $12 million and $91 million, respectively.

c)

The unaudited pro forma consolidated statement of financial position reflects a decrease of cash and cash equivalents of $613 million related to the Acquisition. The adjustment is comprised of the following:

Sources of cash and cash equivalents

US$ MILLIONS
Brookfield private placement	$250
Corporate Revolving Facilities	479
Sale of financial assets	240

Total sources of cash and cash equivalents	$969

Uses of cash and cash equivalents

US$ MILLIONS
Acquisition related cash used by the partnership	$1,563
Acquisition related share based payments	19

Total uses of cash and cash equivalents	$1,582

Reconciliation of pro forma adjustment to cash and cash equivalents

US$ MILLIONS
Total sources of cash and cash equivalents	$969
Total uses of cash and cash equivalents	(1,582)

Total pro forma adjustment to cash and cash equivalents	$(613)

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

d)

The unaudited pro forma consolidated statement of financial position reflects an increase of accounts payable of $50 million, a reduction of limited partners’ capital of $20 million, a reduction of redeemable partnership units held by Brookfield of $8 million and a reduction of interests of others in operating subsidiaries of $22 million, to reflect the expense of acquisition-related costs. These costs have been included as a pro forma adjustment to partnership capital as opposed to being reflected in the pro forma consolidated statement of operating results of the partnership on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature.

e)

The unaudited pro forma consolidated statement of financial position reflects an apportionment between limited partners’ capital and non-controlling interest attributable to redeemable partnership units held by Brookfield as the issuance of limited partnership units in connection with the Acquisition results in a reduction in Brookfield’s ownership interest in BILP. This results in an increase from approximately 70.5% to 72.4% in the partnership’s ownership interest in BILP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in BILP was increased and the proceeds of the limited partnership units would result in a $99 million apportionment between non-controlling interest in BILP and limited partnership units.

f)

The unaudited pro forma consolidated statement of financial position reflects an adjustment of $21 million, $8 million, $23 million to retained earnings for limited partners’ and non-controlling interest attributable to redeemable partnership units held by Brookfield and non-controlling interest attributable to interests of others in operating subsidiaries, respectively. The adjustment arises due to the difference between the consideration paid for the 14.9% direct interest and the 4.3% indirect interest in Asciano and the fair value of the Asciano shares implied by the Standard Consideration of the Scheme transaction on the date control is obtained by Brookfield Infrastructure. This gain has been included as a pro forma adjustment to partnership capital as opposed to being reflected in the pro forma consolidated statement of operating results of the partnership on the basis that this item is directly incremental to the Acquisition and is non-recurring in nature.

g)

The unaudited pro forma consolidated statement of financial position requires the elimination of the historical cost accounts for contributed equity, reserves, accumulated losses and non-controlling interests of Asciano.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

6.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATING RESULTS OF THE PARTNERSHIP

The unaudited pro forma consolidated statements of operating results for the six months ended June 30, 2015 and the year ended December 31, 2014 were created through the combination of the historical consolidated statements of operating results of the partnership and the consolidated statements of profit or loss of Asciano (inclusive of the adjustments denoted in Note 4 to reconcile Asciano’s historical consolidated financial statements to conform with the presentation policies and presentation currency of the partnership) as described in the Basis of Presentation section of these pro forma consolidated financial statements, adjusting for the effects of the Acquisition as if it had taken place on January 1, 2014 as follows:

a)	The elimination of Asciano’s historical depreciation of property, plant and equipment and recognition of depreciation of property, plant and equipment as described in Note 5 (b) (i).

b)	The elimination of Asciano’s historical amortization of intangible assets and recognition of amortization of intangible assets recognized as described in Note 5 (b) (i).

c)

The Acquirer has secured an Acquisition Facility of A$1.9 billion ($1,367 million) to support the acquisition of Asciano. The Acquisition Facility will be used entirely to fund part of the cash consideration under the Scheme. These unaudited pro forma financial statements have been prepared on the basis that the Acquisition Facility was drawn down upon the closing of the Acquisition. It is estimated that the impact of the drawdown of the Acquisition Facility would result in an increase in interest expense for the year ended December 31, 2014 and the six months ended June 30, 2015 of $109 million and $48 million, respectively. The impact of a 12.5 bps movement in interest rates would result in a $2 million and $1 million impact to interest expense for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

d)

The partnership and its subsidiaries have access to $1.425 billion in Corporate Revolving Facilities. Loans under the Corporate Revolving Facilities will accrue interest at a floating rate based on LIBOR plus 120 bps (an all-in rate of 1.4% was assumed for the purpose of this pro forma adjustment). All amounts outstanding under the Corporate Revolving Facilities are repayable on June 30, 2020. The Corporate Revolving Facilities, will be available to fund a portion of the partnership’s share of the cash purchase price of the Acquisition. These unaudited pro forma financial statements have been prepared on the basis that $485 million has been drawn on January 1, 2014 to partially fund the cash purchase price of the Acquisition. It is estimated that the impact of the draw down on the Corporate Revolving Facilities would result in an increase in interest expense for the year ended December 31, 2014 and the six-month period ended June 30, 2015 of $6 million and $3 million, respectively. The impact of a 12.5 bps movement in interest rates would result in $1 million and less than $1 million impact to interest expense for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

e)

Adjustment to selling, general and administrative expenses to reflect the impact of the implementation of the Scheme on the partnership’s base management fee had the Scheme been implemented on January 1, 2014. The pro forma adjustment is $35 million and $17 million for the year and six months ended December 31, 2014 and June 30, 2015, respectively. For the purposes of this pro forma adjustment, it has been assumed that on January 1, 2014, $1,285 million, or 30.6 million, limited partnership units were issued under the Scheme, $250 million or 5.8 million redeemable partnership units were issued to Brookfield, $479 million drawn from the Corporate Revolving Facilities noted above, and $853 million was funded by cash on hand (at the partnership and Asciano) and financial assets as of the date of the Acquisition.

f)

Adjustments to reflect a disaggregation of net income attributable to owners of Asciano presented on the face of the consolidated statement of operating results of Asciano, that are presented as multiple line-items on the consolidated statement of operating results of the partnership.

g)	Recognition of the tax impact of the pro forma consolidated statements of operating results adjustments, which is calculated using applicable tax rates in Australia.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

h)	The weighted average number of limited partnership units used to calculate pro forma basic and diluted earnings per limited partner unit are as follows:

	Historical	Asciano	Pro forma
For the six-month period ended June 30, 2015	155.9	30.6	186.5
For the year ended December 31, 2014	150.3	30.6	180.9

7.	BID TRANSACTION

On November 9, 2015, the partnership and Asciano agreed to amend the implementation deed to contemplate the Bid, as described in Note 2.

The following will be key terms of the Bid:

•

The Bid will be subject to a condition that tenders to the Bid result in the Brookfield Consortium owning a minimum of 50.1% of Asciano’s shares, inclusive of shares of Asciano already owned by the Acquirer; and

•	The consideration offered under the Bid will be equivalent to the Standard Consideration offered under the Scheme as described in Note 2, on a per share basis.

The members of the Brookfield Consortium will be allocated their proportionate share of the relevant interest of Asciano shares obtained under the Bid in a manner consistent with the Scheme.

In the event that the Bid proceeds, the Brookfield Consortium could own between 50.1% of Asciano (of which the partnership’s interest would be 27.9%) and 100% of Asciano (of which the partnership’s interest would be 55.7%).

The following table shows the funding requirements for the partnership based on completion of the Bid, with minimum ownership of Asciano (the “50.1% Acquisition Scenario”), compared to the implementation of the Scheme or completion of the Bid, with maximum ownership of Asciano (the “100% Acquisition Scenario”).

US$ MILLIONS	50.1% Acquisition Scenario	100% Acquisition Scenario
Issuance of limited partnership units	$487	$1,275	i)
Issuance of redeemable partnership units to Brookfield	250	250	i)
Draw down on Corporate Revolving Facilities	—	479	ii)
Cash on hand and sale of financial assets	668	853	iii)

Total funding required	$1,405	$2,857

Total funding required for the partnership could range from $1,405 million under the 50.1% Acquisition Scenario to $2,857 million under the 100% Acquisition Scenario.

The partnership intends to fund the Bid consideration via the following sources:

(i)

For the purposes of the 50.1% Acquisition Scenario, $487 million or 11.7 million limited partnership units underlying partnership CDIs will be issued and $250 million or 5.8 million redeemable partnership units will be issued to Brookfield. For each additional Asciano share acquired under the Bid, up to the maximum ownership of Asciano, 0.0387 limited partnership units underlying partnership CDIs will be issued.

(ii)

Under the 50.1% Acquisition Scenario cash consideration of $668 million will be funded by cash on hand of $535 million, comprised of $515 million on hand at the partnership and $20 million on hand at Asciano, in addition to financial assets of $133 million as of the date of the completion of the Bid. For each additional Asciano share acquired under the Bid, up to the maximum ownership of Asciano, A$6.9439 in cash (less the cash value of any special dividend paid by Asciano) will be required.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

(iii)	For the purposes of the 50.1% Acquisition Scenario, the partnership and its subsidiaries would not draw on the Corporate Revolving Facilities to partially fund the cash purchase price under the Bid.

The following table shows the consideration transferred by the partnership under the 50.1% Acquisition Scenario compared to the 100% Acquisition Scenario.

US$ MILLIONS	50.1% Acquisition Scenario	100% Acquisition Scenario
Cash	$899	$1,563
Share based payments	19	19
Equity instruments	487	1,275

Total consideration transferred	$1,405	$2,857

The following tables summarize the impact that the Bid would have on the unaudited pro forma consolidated financial statements, assuming the Brookfield Consortium owned 50.1% of Asciano’s shares on June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results.

Pro Forma Consolidated Statement of Financial Position of the Partnership

	As of June 30, 2015
US$ MILLIONS, UNAUDITED	50.1% Acquisition Scenario	100% Acquisition Scenario
Assets
Cash and cash equivalents	$160	$137	i)
Financial assets	382	275	i)
Goodwill	1,744	1,484	ii)
Total assets	28,248	27,858
Liabilities and Partnership Capital
Liabilities
Corporate borrowings	683	1,162	i)
Non-recourse borrowings (non-current)	9,340	9,762	i)
Deferred income tax liability	3,056	2,796	ii)
Total liabilities	16,585	17,226

Partnership capital:
Limited partners	4,371	5,040	iii)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1,750	1,868	iii)
Interest of others in operating subsidiaries	5,424	3,606	iii)
Total partnership capital	11,663	10,632
Total liabilities and partnership capital	28,248	27,858

i.

Adjustment to cash and cash equivalents and financial assets of $23 million and $107 million, respectively, and corporate and non-recourse borrowings of $479 million and $422 million, respectively, as a result the lower funding requirements of the partnership to fund the 50.1% Acquisition Scenario compared to the 100% Acquisition Scenario.

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

ii.

Adjustment to goodwill and deferred income tax liability of $260 million as a result of a difference in property, plant and equipment tax bases under the 50.1% Acquisition Scenario compared to the 100% Acquisition Scenario.

iii.

Adjustment to the partnership capital attributable to limited partners and non-controlling interest attributable to redeemable partnership units held by Brookfield to reflect the decreased Asciano ownership interest of the partnership of 27.9% under the 50.1% Acquisition Scenario compared to 55.7% under the 100% Acquisition Scenario, in addition to an adjustment to the partnership capital attributable to non-controlling interest of others in operating subsidiaries to reflect their increased ownership of Asciano of 72.1% under the 50.1% Acquisition Scenario compared to 44.3% under the 100% Acquisition Scenario.

Pro Forma Consolidated Statements of Operating Results of the Partnership

	For the six months ended June 30, 2015
US$ MILLIONS, UNAUDITED	50.1% Acquisition Scenario	100% Acquisition Scenario
General and administrative expenses	(78)	(86)	i)
Interest expense	(293)	(311)	ii)
Income tax (expense) recovery
Current	(21)	(16)	iii)
Net income	194	173

Attributable to:
Limited partners	81	79	iv)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	31	30	iv)
Interest of others in operating subsidiaries	48	31	iv)

Basic and diluted earnings per limited partnership unit	$1.16	$0.93	v)

Brookfield Infrastructure Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2015 and for the year ended December 31, 2014

(In millions of US dollars, except per unit amounts and where otherwise indicated, unaudited)

	For the year ended December 31, 2014
US$ MILLIONS, UNAUDITED	50.1% Acquisition Scenario	100% Acquisition Scenario
General and administrative expenses	(133)	(150)	i)
Interest expense	(640)	(681)	ii)
Income tax (expense) recovery
Current	(30)	(18)	iii)
Net income	225	179

Attributable to:
Limited partners	84	68	iv)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	32	27	iv)
Interest of others in operating subsidiaries	65	40	iv)

Basic and diluted earnings per limited partnership unit	$1.39	$0.99	v)

i.

Adjustment to selling, general and administrative expenses to reflect the impact of the 50.1% Acquisition Scenario on the partnership’s base management fee. The difference in the pro forma adjustment is a reduction of $8 million and $17 million for the six months and year ended June 30, 2015 and December 31, 2014, respectively. The reduction in base management fee is attributable to the lower funding requirements for the partnership to fund the 50.1% Acquisition Scenario compared to the 100% Acquisition Scenario, which has a direct impact on the derivation of the base management fee.

ii.

Adjustment to interest expense to reflect the impact of the 50.1% Acquisition Scenario on the partnership’s funding requirements. The difference in the pro forma adjustment is a reduction of $18 million and $41 million for the six months and year ended June 30, 2015 and December 31, 2014, respectively. The reduction in interest expense is due to the lower funding requirements for the partnership to fund the 50.1% Acquisition Scenario compared to the 100% Acquisition Scenario.

iii.	Recognition of the tax impact of the differences noted above, calculated using applicable tax rates in Australia.

iv.

Adjustment to the net income attributable to limited partners and non-controlling interest attributable to redeemable partnership units held by Brookfield to reflect the decreased Asciano ownership interest of the partnership of 27.9% under the 50.1% Acquisition Scenario compared to 55.7% under the 100% Acquisition Scenario, in addition to an adjustment to the net income attributable to non-controlling interest of others in operating subsidiaries to reflect their increased ownership of Asciano of 72.1% under the 50.1% Acquisition Scenario compared to 44.3% under the 100% Acquisition Scenario.

v.	Adjustment to basic and diluted earnings per limited partnership unit to reflect:

a.	the impact of the differences noted above;

b.	the decrease in limited partnership units issued under the 50.1% Acquisition Scenario of 11.7 million compared to 30.6 million under the 100% Acquisition Scenario.